

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Via E-mail
Mr. Edward M. Krell, Chief Executive Officer
Destination Maternity Corporation
456 North Fifth Street
Philadelphia, PA 19123

> **Re: Destination Maternity Corporation**
> **Form 10-K for Fiscal Year End September 30, 2010**
> **Filed December 14, 2010**
> **File No. 000-21196**

Dear Mr. Krell:

We have reviewed your May 4, 2011 response to our letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year End September 30, 2010

1. We note your response to comment two of our letter dated April 8, 2011 and we partially reissue the comment. Please file exhibit 10.21 in its entirety as required by Regulation S-K Item 601(b)(10) or advise us with specificity why you believe any omitted exhibits are "boilerplate."

Item 6. Selected Consolidated Financial and Operating Data, page 30

2. We note on page 32 that your comparable store sales figures represent sales at retail locations that have been in operation by you for at least twelve full months at the beginning of the period for which such data is presented. We further note on page three and eight that when you open a Destination Maternity store it typically involves closing two or more smaller stores, and on page seven that 14 of the 27 store closings in fiscal 2010 related to Destination Maternity store openings. Please advise us of the following:

    a. tell us how you account for remodels, relocations, expansions, and changes in store format in your comparable store sales figures;

    b. tell us whether you exclude or include changes in store format from your comparable store figures and describe to us the threshold, if any, at which you exercise this change (e.g. when the conversion is accompanied by a relocation or expansion that results in a change in square footage above a certain percentage);

    c. tell us how you consider the opening of a new Destination Maternity combo store or superstore in your comparable store sales figures; and

    d. confirm to us that you will revise your disclosure in future filings to further clarify how you determine comparable store sales, including how you consider the opening of a new Destination Maternity combo store or superstore, and provide us with the text of your proposed disclosure to be included in future filings.

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-8

l. Fair Value of Financial Instruments, page F-10

3. We note in your proposed disclosure in response to comment three of our letter dated April 8, 2011 that the fair value of your debt is based on broker quotes, when available, or using a discounted cash flow analysis based on interest rates currently available to the Company or for similar instruments available to companies with comparable credit quality. Please confirm our understanding that you estimated the fair value of your long-term debt at September 30, 2010 and determined that it approximated the carrying value at that date. If so, tell us the actual method and significant assumptions you used to estimate the fair value.

4. We note in your response to comment three of our letter dated April 8, 2011 that you intend to include the proposed disclosure where required in future filings. Please tell us where you have included the interim disclosures required by FASB ASC 825-10-50-10 in your March 31, 2011 Form 10-Q, as related to your long-term debt. To the extent that you have determined it is not practicable to estimate the fair value of your long-term debt, tell us how you considered the disclosures required by FASB ASC 825-10-50-16.

m. Revenue Recognition, sales Returns and Allowances, page F-11

5. We note your response to comment four of our letter dated April 8, 2011. Please also describe to us you accounting policy with respect to gift card breakage, and quantify for us the amount of breakage you recognized in each of the past three fiscal years.

<u>DEF 14A, filed January 24, 2011</u>

<u>Certain Relationships and Related Party Transactions, page 7</u>

6. We note your response to comment seven of our letter dated April 8, 2011 and we reissue the comment. In this regard it appears that compensation paid to Mr. Matthias, in addition to the $200,000 consulting fee, has not been disclosed for the fiscal year ended September 30, 2010. Also, please advise us of any actual payments—and resulting disclosure—as anticipated by paragraph 2.2 of the exhibit filed with the Form 8-K on October 1, 2008. Please file a revised Form 10-K to provide comprehensive disclosure for Mr. Matthias pursuant to Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director